UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, October 1, 2020

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: Ordinary Shareholders’ Meeting held on September 30, 2020 - Summary

Dear Sirs,

In compliance with section 4, Chapter II, Title II of the CNV Rules and section 79 of the Listed Rules of BYMA, below you will find a summary of the resolutions approved by the Ordinary Shareholders’ Meeting of Loma Negra C.I.A.S.A. held on September 30, 2020.

As already informed and due to the extension of the lockdown (“social, preventive and mandatory isolation”) pursuant to Executive Order No. 297 (and its extensions) issued by the Argentine Government, the meeting was held remotely, in compliance with section 61 of the Argentine Capital Markets Law No. 26.831, General Resolution N°830/2020 of the CNV and section 18 of the company’s bylaws.

Accountant Eduardo Kupfer, in representation of the Buenos Aires Stock Exchange, attended the meeting.

1°) Appointment of the persons in charge of subscribing the minute.

With a majority of votes, it was resolved that the minutes of the meeting would be prepared and signed, together with the Company's Vice-Chairman, by the representative of the shareholder Intercement Trading e Inversiones S.A and by the representative of the Branch of Citibank N.A. in the Argentine Republic.

2°) Consideration of the use of all the funds in the Reserve for Future Dividends and part of the funds in the Optional Reserve, in both cases, for the payment of dividends up to ARS 2,400,000,000. Determination of the terms and conditions of the dividend payment, including, without limitation, the currency of payment.

With a majority of votes,  it was approved to pay dividends for a total amount of ARS 2,400,000,000 equivalent to ARS 4.026666667114074 per outstanding share (ARS 20.13333333557037 per ADS) and to allocate all of the funds in the Reserve for Future Dividends and part of the funds in the Optional Reserve to the payment of the dividends.

Also, the following general terms of payment of dividends were approved (i) as a general rule, the Shareholders will receive the payment of dividends in Argentine Pesos thorough Caja de Valores S.A.; (ii) to grant to the Shareholders the option to receive the payment of their portion of the dividends in equivalent amounts of US Dollars resulting from the conversion of the proportional amounts of dividends in Argentine Pesos into US Dollars pursuant to the Reference Exchange Rate of the Central Bank of the Argentine Republic - Communication “A” 3500  applicable at the close of business on the trading day immediately preceding the Payment Date (as defined below) and receive the payment in US Dollars through Caja de Valores S.A., either into a local or a foreign bank account; and (iii)  the dividend payment will be made available to the Shareholders as from October 14, 2020 (the “Payment Date”). Finally, the Shareholders Meeting granted powers to the Board of Directors to determine the other terms and conditions for the payment of the dividends and the payment options, make clarifications and/or modifications and/or complement the payment procedure, always within the general terms and conditions approved by the Shareholders Meeting and the applicable legal framework.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

3°) Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.

With a majority of votes, it was resolved to authorize Messrs. Lucrecia Loureiro, Gastón Sayús, Mariana Villares and José Tomás Miguens so that, any of them in an indistinct manner, may obtain administrative consents and register all the resolutions taken by the Company before the Public Registry of Commerce of Buenos Aires (IGJ), the CNV (including the Financial Information Highway), the Buenos Aires Stock Exchange (BYMA), the Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and any other relevant authority, granting them power to sign documents, issue deeds, take notice and answer requirements, and make the corresponding publications.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: October 2nd, 2020	By: /s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer